UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                     REPORT FOR PERIOD
CSW International, Inc.                                  July 1, 2001 to
CSW Energy, Inc.                                      September 30, 2001
Dallas, Texas  75202



File No.  070-8423                                   PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person.
         See Exhibit B.

(3)      A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.



                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 26th day of November, 2001.

                                                  CSW International, Inc.


                                                       /s/   Armando Pena
                                                       ------------------
                                                             Armando Pena
                                                                Treasurer


                                                                                                                       Exhibit A


                                                      CSW International, Inc.
                                                  Investments in Project Parents
                                            For the Quarter Ended September 30, 2001
                                                          (thousands)


                                Project                       Wholly Owned
      Facility                  Parent                       Subsidiary Of                    Description                Investment
--------------------------- ------------------------  -------------------------------  ------------------------------- -------------

Energia Internacional       CSW International, Inc.   Central and South West Corp.        Divestiture of Investment       $ (30,506)
 de CSW de S.A. de C.V.

Empresa de Electricidade       CSW Vale, LLC        CSW International, Inc. (Cayman)    Investment / Development Costs       22,262
 Vale de Paranapanema S.A.

South Coast Power LTD       CSW International, Inc.   Central and South West Corp.      Investment / Development Costs          926


                                                                                              Exhibit B


                                  CSW Energy, Inc./CSW International, Inc.
                                          Non-recourse Indebtedness
                                             September 30, 2001
                                                 (thousands)


                      Initial                                              Inflation
        Type           Term                Rate             Maturity      Adjustment          Amount
-----------------  --------------  ----------------------  ------------  --------------   ---------------
Eurobond                10 years                  8.500%       2005            None         (POUNDS)  100,000
Eurobond                10 years                  8.875%       2006            None         (POUNDS)  100,000
Yankee Bond             10 years                  8.750%       2006            None         (POUNDS)  129,116
Fixed Rate Loan          7 years                  8.250%       2003            None         (POUNDS)  400,000
Loan Notes               7 years                  4.260%       2002            None         (POUNDS)   10,958
Revolver                 5 years        LIBOR plus 0.15%       2001            None         (POUNDS)  194,700
Revolver                4 months        LIBOR plus 0.45%       2001            None         (POUNDS)   70,000
Senior Notes             5 years                  6.875%       2001            None         $         200,000


                                                                     Exhibit C

                                CSW International, Inc.
                              Consolidated Balance Sheet
September 30, 2001
                                      (Unaudited)
                                       ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                 $ 1,658,664
       General plant                                                   343,017
                                                               ----------------
             Total Electric Plant                                    2,001,681
       Less - Accumulated depreciation                                (712,904)
                                                               ----------------
             Total Fixed Assets                                      1,288,777

Current Assets
       Cash and cash equivalents                                        91,025
       Short-term investments                                           10,698
       Accounts receivable                                             141,022
       Notes receivable                                                 65,187
       Inventories                                                      19,326
       Other current assets                                             64,680
                                                               ----------------
             Total Current Assets                                      391,938

Other Assets
       Goodwill                                                      1,152,731
       Prepaid benefit costs                                            48,799
       Equity investments and other                                    272,233
                                                               ----------------
             Total Other Assets                                      1,473,763

             Total Assets                                          $ 3,154,478
                                                               ================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                        $ 1
       Paid-in capital                                                 829,000
       Retained earnings                                               445,590
       Foreign currency translation and other                          (72,379)
                                                               ----------------
                                                                     1,202,212

       Long-term debt                                                  713,776

Current Liabilities
       Accounts payable                                                 82,623
       Advances from affiliates                                         77,821
       Accrued interest payable                                         31,500
       Loan notes                                                       16,155
       Accrued taxes payable                                            95,310
       Customer prepayments                                             41,824
       Current portion of long term debt                               407,589
       Other                                                           184,772
                                                               ----------------
                                                                       937,594
Deferred Credits
       Deferred tax liability                                          280,203
       Other                                                            20,693
                                                               ----------------
             Total Deferred Credits                                    300,896

                                                               ----------------
             Total Capitalization and Liabilities                  $ 3,154,478
                                                               ================

                                                             Exhibit D

                 CSW International, Inc.
                   Statement of Income
        For the Quarter Ended September 30, 2001
                       (Unaudited)
                        ($000's)




 Operating Revenues
    Electric revenues                                        $ 256,901
    Other diversified                                           53,198
                                                         --------------
                                                               310,099
                                                         --------------

 Operating Expenses
    Cost of electric sales                                     142,323
    General and administrative                                  60,336
    Depreciation and amortization                               24,008
    Other diversified                                           46,232
                                                         --------------
                                                               272,899
                                                         --------------
 Operating Income                                               37,200
                                                         --------------

 Other Income and (Deductions)
    Investment income                                           16,155
    Unrealized gain on derivatives                              23,813
    Interest income                                              3,482
    Interest expense                                           (22,505)
                                                         --------------
                                                                20,945
                                                         --------------
 Income Before Income Taxes                                     58,145
                                                         --------------

 Provision for Income Taxes                                      4,245
                                                         --------------

 Net Income                                                   $ 53,900
                                                         ==============

                                                                  Exhibit E

               CSW International, Inc.
          Intercompany Service Transactions
      For the Quarter Ended September 30, 2001
                     (Unaudited)




 1. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by the parent, American Electric Power Company.

     Salaries and wages of personnel providing services to CSW International,
     Inc.      $ 144,820

 2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company.

     Salaries and wages of personnel providing services to CSW International,
     Inc.       $ 48,807

 3.  Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

       Turkey Bid Bond             $ 520,000

       South Coast Project         4,865,190